 Filed by Independent Bank CorporationCommission File Number: 0-7818Pursuant to Rule 425 under the Securities Act of 1933Subject Company: TCSB Bancorp, Inc.

  2  Additional Information about the Transaction  Independent Bank Corporation (IBC) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC), which will include a prospectus relating to the IBC shares to be issued in the transaction, a proxy statement for a shareholder meeting of TCSB Bancorp, Inc. at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov or by making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling (616) 522-1765.

  3  Cautionary Note Regarding Forward-Looking Statements  This presentation may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of IBCP and TCSB. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “expects,” “can,” “could,” “may,” “predicts,” “potential,” “opportunity,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “seeks,” “intends” and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management’s current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite shareholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with IBCP’s and TCSB’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which IBCP and TCSB operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks; certain risks and important factors that could affect IBCP’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the SEC, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and IBCP undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

  4   Agenda  Formal RemarksBrad Kessel, President and Chief Executive Officer, Independent Bank CorporationRob Shuster, Executive Vice President and Chief Financial Officer, Independent Bank CorporationConnie Deneweth, Chief Executive Officer, TCSB Bancorp, Inc.Ann Bollinger, President and Chief Financial Officer, TCSB Bancorp, Inc.Question and Answer sessionClosing RemarksNote: This presentation is available at www.IndependentBank.com in the Investor Relations area under the “Presentations” tab.

TRANSACTION OVERVIEW

Independent Bank Corporation to acquire TCSB Bancorp, Inc.

- Independent Bank Corporation ("IBCP") will acquire TCSB Bancorp, Inc. ("TCSB"), the bank holding company for Traverse City State Bank, a community bank based in Traverse City, Michigan
- Pricing metrics, deal structure and conservative modeling assumptions reflect IBCP's disciplined approach to acquisitions
- All stock transaction at fixed exchange ratio of 1.1166 shares of IBCP for each TCSB share
  - TCSB has 2,427,801 common shares and 169,800 options at weighted exercise price of $10.9327 per share
  - Based on IBCP 15-day volume weighted average price of $22.4438 on December 1, 2017, the implied aggregate transaction value is $63.24 million
- TCSB is the only community bank headquartered in Traverse City and commands the largest market share of all community banks operating in the demographically compelling Traverse City market
- Natural extension of IBCP's community bank footprint and complementary fit with IBCP's Traverse City mortgage banking LPO

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TCSB PROFILE

Investment Highlights

Financial Strength & Stability	• Consistent and strong underlying core profitability - PTPP ~1.50% to 1.60% • Appropriately leveraged - Bank Tier 1 ~9.8% and Consolidated Tier 1 ratio ~9.0% • NPAs to assets ~0.50% at 9/30/17; NCOs ~ 0.30% annually since 2013
Attractive Balance Sheet	• Commercial loan focus -- portfolio includes 51% C&I and owner-occupied CRE • Loan / Deposit ratio of 96% • Strong core deposits with 33% DDA and only 15% in CDs
Strong & Consistent Growth	• Loan compound annual growth rate of 16% since YE 2012, or an average of $28 million per year • Deposit compound annual growth rate of 13% since YE 2012, or an average of $26 million per year
Strategically Well-Positioned	• Largest community bank in Traverse City market • Attractive business model including commercial lending focus • Mortgage banking operation generates strong noninterest revenue • Noninterest expense in range of 3.2% provides opportunity for cost savings
Traverse City Market	• $4 billion in market deposits • High concentration of wealth and population/small business growth • Tourism industry supports long-term growth and stability • "Best Small Town in America" accolades

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INDEPENDENT BANK

TRAVERSE CITY, MICHIGAN

Best Small Town in America Accolades

#1...........Greatest Midwest town (Midwest Living Magazine – 2016)

#1 ....Financially strong and resilient towns (Strong Towns – 2017)

#2 ....Best places to start a business in Michigan (Nerdwallet – 2015)

#2 ....Michigan's wealthiest communities based on median household income (Mlive – 2016)

#12 ....American's favorite town (Travel and Leisure – 2013)

Top 10......US cities for summer hotel stays (Successful Meetings – 2015)

Top 10.....Must see American cities (Horizon Travel Magazine – 2015)

Top 25.....Best place to retire (Forbes – 2016)

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INDEPENDENT BANK

PRO FORMA BRANCH MAP

Independent Bank and Traverse City State Bank Locations


Boyne City
Leland
Bellaire
Gaylord
Atlanta
Alpena
Traverse City
Beulah
Grayling
Mio
Harrisville
Roscommon
West Branch
Lake City
Manistee
Cadillac
Houghton Lake
Tawas City
Saginaw Bay
Ludington
Harrison
Gladwin
Standish
Baldwin
Reed City
Bad Axe
White Cloud
Midland
Mount Pleasant
Bay City
Saginaw
Sandusky
Alma
Stanton
Muskegon
MICHIGAN
Norton Shores
Flint
Grand Haven
Grand Rapids
Owosso
Sarnia
Holland
Kentwood
East Lansing
Lansing
Rochester Hills
Waterford
Sterling Heights
Livonia
St. Clair Shores
Battle Creek
Kalamazoo
Marshall
Jackson
Ann Arbor
Dearborn
Detroit
Portage

Traverse City MSA Demographics

- Total population 150K (expected to grow 2.6% by 2022)
- Total households 63K (expected to grow 3.5% by 2022)
- Average household income $73K (expected to grow 11.1% by 2022)
- Per capital income $31K (expected to grow 12.1% by 2022)
- Owner occupied housing units 49K (expected to grow 3.2% by 2022)

▲ TCSB Bancorp, Inc.
● Independent Bank Corp. (Full-Service Offices)
● Independent Bank Corp. (LPOs)

Note: Independent Bank has LPOs in Columbus and Fairlawn, Ohio (not shown on map)

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INDEPENDENT BANK

LOAN MIX

Independent Bank / Traverse City State Bank


Traverse City State Bank
Agric. 0.0%
Other 1.0%
Constr. 5.5%
Farm 0.7%
Consumer 1.1%
C&I 23.4%
1-4 Fam. 23.9%
Other CRE 15.9%
Multi-Fam. 1.5%
OO CRE 27.1%


Independent Bank
Agric. 0.2%
Other 0.3%
Constr. 6.4%
Farm 0.0%
Consumer 14.7%
C&I 10.8%
1-4 Fam. 40.4%
Other CRE 8.8%
Multi-Fam. 2.5%
OO CRE 15.8%


Combined Banks
Agric. 0.2%
Other 0.4%
Constr. 6.3%
Farm 0.1%
Consumer 13.0%
C&I 12.4%
1-4 Fam. 38.4%
Other CRE 9.7%
Multi-Fam. 2.4%
OO CRE 17.2%

Traverse City State Bank	Balance ($000)	% of Total
Construction	$15,383	5.5%
Farm Loans	$1,911	0.7%
1-4 Family	$66,917	23.9%
Owner-Occupied CRE	$75,950	27.1%
Other CRE Loans	$44,696	15.9%
Multi-Family	$4,243	1.5%
C&I	$65,461	23.4%
Consumer	$2,977	1.1%
Agricultural	$0	0.0%
Other Loans	$2,903	1.0%
Less: Unearned Income	$161	0.1%
Total Loans	**$280,280**	**100.0%**
2017Q3 Loan Yield		**4.93%**

Independent Bank	Balance ($000)	% of Total
Construction	$127,890	6.4%
Farm Loans	$770	0.0%
1-4 Family	$802,056	40.4%
Owner-Occupied CRE	$313,736	15.8%
Other CRE Loans	$174,799	8.8%
Multi-Family	$49,852	2.5%
C&I	$214,536	10.8%
Consumer	$292,420	14.7%
Agricultural	$4,023	0.2%
Other Loans	$5,422	0.3%
Less: Unearned Income	$0	0.0%
Total Loans	**$1,985,504**	**100.0%**
2017Q3 Loan Yield		**4.61%**

Combined Banks	Balance ($000)	% of Total
Construction	$143,273	6.3%
Farm Loans	$2,681	0.1%
1-4 Family	$868,973	38.4%
Owner-Occupied CRE	$389,686	17.2%
Other CRE Loans	$219,495	9.7%
Multi-Family	$54,095	2.4%
C&I	$279,997	12.4%
Consumer	$295,397	13.0%
Agricultural	$4,023	0.2%
Other Loans	$8,325	0.4%
Less: Unearned Income	$161	0.0%
Total Loans	**$2,265,784**	**100.0%**
Combined 2017Q3 Loan Yield		**4.65%**

9

  10   DEPOSIT MIX  Independent Bank / Traverse City State Bank  Note: Jumbo Time Deposits have balances > $250K

INDEPENDENT BANK

STRATEGIC RATIONALE

Independent Bank Corporation to acquire TCSB Bancorp, Inc.

- Excellent Strategic Fit
  - Natural geographic extension of community bank footprint
  - Complementary fit with Independent Bank mortgage banking LPO in Traverse City
  - Gain operating efficiency with return of mortgage loan servicing for others ($332 million) to in-house operation
- Similar Community Bank Business Model
  - Exceptional personal customer service
  - Emphasis on community involvement
  - Additional product and service opportunities: IB Title; IB Wealth Management; IB Insurance (no revenue synergy in modeling)
- Highly Valued Employees and Platform for Growth
  - Key market leadership roles for the Traverse City State Bank CEO and President
  - Solid bank in strong market with talented, experienced team is a winning formula
  - Plan to build market share through expanded (and disciplined) lending capacity and the allocation of resources to cultivate broader retail deposit gathering initiatives
- Low Execution Risk
  - IBCP team has significant merger integration experience
  - Retention of key Traverse City State Bank leadership to optimize integration and drive further growth
  - Customer communications strategy, TCSB staff training program and "adopt-a-branch" program, among other action plans, ensures seamless transition

11

  12  Transaction Overview / Key Assumptions  Independent Bank Corporation to acquire TCSB Bancorp, Inc.  Transaction Value  ● $63.24 million, including value to common stockholders and in-the-money options● Based on IBCP 15-day volume weighted average price of $22.4438 on December 1, 2017● TCSB outstanding common shares: 2,427,801● TCSB options: 169,800 options at WEP of $10.9327 per share  Consideration Mix  ● 100% in IBCP stock● TCSB shareholders will receive 1.1166 shares of IBCP stock for each TCSB share● TCSB options will convert to IBCP options based on the exchange ratio  Collars/Termination Right  ● No collars● TCSB termination right if IBCP stock price declines both: (i) 15% nominally; and (ii) 15% against the KBW regional bank index  Modeling Assumptions  ● Loan credit mark of 1.5%● Core deposit intangible of 1.5% ● Trust preferred securities positive yield adjustment of $1.2M (below market cost)● $15 million repurchase of sold loan participations  Transaction Costs  ● IBCP and TCSB combined one-time transaction costs of $3.4 million pre-tax  Estimated Cost Savings  ● 31% of TCSB non-interest expense; with 75% realized year 1; 100% realized year 2  Minimum Equity  ● TCSB minimum shareholders’ equity (calculated per merger agreement) of $33.0 million as of month-end prior to closing

 Transaction Multiples / Pro Forma Impact   13  Independent Bank Corporation to acquire TCSB Bancorp, Inc.    December 1, 2017($63.24 million deal value)  Price/TBV (9/30/2017) (1)  206.4%  Price/LTM Earnings (9/30/2017) (2)  25.3  Price/Pro Forma Year 1 Earnings (3)  11.5  Expected Year 1 EPS Accretion  3.8%  Expected Year 2 EPS Accretion  6.7%  TBV Payback Period (cross-over method)  3.3 years  Implied IRR (assumes 12x terminal P/E)  21.0%   Based on adjusted (for stock option exercises after 9/30/17) tangible consolidated equity of $30.63 million at 09/30/2017.Last 12 months (LTM) net income for the period ending 09/30/2017 equaled $2.5 million.Post closing Year 1 pro forma net income projected at $5.5 million.

SUMMARY OBSERVATIONS

Independent Bank Corporation to acquire TCSB Bancorp, Inc.

- Solid bank in strong market with excellent people - a “winning” formula
- Similar community bank model, including management continuity, deep market knowledge and strong customer relationships
- Attractive balance sheet:
  - 96% loan/deposit ratio
  - 51% C&I and owner-occupied CRE loan mix
  - 33% in demand deposits; only 15% in time deposits
  - Asset sensitive
- Strong organic growth:
  - Loan compound annual growth rate of 16% since 2012
  - Deposit compound annual growth rate of 13% since 2012
- Traverse City is one of the “Best Small Towns in America” – with MSA population of 150,000
- Natural geographic extension, including synergy of IBCP’s Traverse City mortgage banking LPO
- Pricing metrics reflect disciplined approach to valuation, including meaningful EPS accretion and acceptable TBV earnback, based on 31% cost savings and no assumed cross-sell revenue synergies
- Low execution risk based on experience of IBCP merger integration team

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15  Q&A and Closing Remarks  Question and Answer SessionClosing RemarksThank you for attending !NASDAQ: IBCP